UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Phoenix Tree Holdings Limited

(Name of Issuer)

Class A Ordinary Shares, par value US$0.00002 per share

(Title of Class of Securities)

719156101(1)

(CUSIP Number)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American Depositary Shares, each representing 10 Class A ordinary shares.

SCHEDULE 13G

CUSIP No. 719156101

1	Names of Reporting Persons Ant Group Co., Ltd. (formerly known as “Ant Small and Micro Financial Services Group Co., Ltd.”)
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 158,000,658 Class A ordinary shares
	6	Shared Voting Power 0
	7	Sole Dispositive Power 158,000,658 Class A ordinary shares
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 158,000,658 Class A ordinary shares
10	Check if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11

Percent of class represented by amount in row (9)

10.0% of Class A ordinary shares (or 8.6% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares)*

12	Type of Reporting Person (See Instructions) CO

*                 The percentages used in this Schedule 13G are calculated based on a total of 1,828,846,182 ordinary shares, comprising 1,582,846,182 Class A ordinary shares and 246,000,000 Class B ordinary shares, of the Issuer issued and outstanding (i) as reported in the Issuer’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed on April 29, 2020, and (ii) as of June 10, 2020, as reported in the Issuer’s Current Report on Form 6-K for the month of June 2020, filed on June 11, 2020. Beneficial ownership information is presented as of December 31, 2020.

1	Names of Reporting Persons Hangzhou Yunqiang Enterprise Management Consulting Co., Ltd.
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 135,778,438 Class A ordinary shares
	6	Shared Voting Power 0
	7	Sole Dispositive Power 135,778,438 Class A ordinary shares
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 135,778,438 Class A ordinary shares
10	Check if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11

Percent of class represented by amount in row (9)

8.6% of Class A ordinary shares (or 7.4% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares)*

12	Type of Reporting Person (See Instructions) CO

*                 The percentages used in this Schedule 13G are calculated based on a total of 1,828,846,182 ordinary shares, comprising 1,582,846,182 Class A ordinary shares and 246,000,000 Class B ordinary shares, of the Issuer issued and outstanding (i) as reported in the Issuer’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed on April 29, 2020, and (ii) as of June 10, 2020, as reported in the Issuer’s Current Report on Form 6-K for the month of June 2020, filed on June 11, 2020. Beneficial ownership information is presented as of December 31, 2020.

1	Names of Reporting Persons Antfin (Hong Kong) Holding Limited
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Hong Kong Special Administrative Region
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 135,778,438 Class A ordinary shares
	6	Shared Voting Power 0
	7	Sole Dispositive Power 135,778,438 Class A ordinary shares
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 135,778,438 Class A ordinary shares
10	Check if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11

Percent of class represented by amount in row (9)

8.6% of Class A ordinary shares (or 7.4% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares)*

12	Type of Reporting Person (See Instructions) CO

*                 The percentages used in this Schedule 13G are calculated based on a total of 1,828,846,182 ordinary shares, comprising 1,582,846,182 Class A ordinary shares and 246,000,000 Class B ordinary shares, of the Issuer issued and outstanding (i) as reported in the Issuer’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed on April 29, 2020, and (ii) as of June 10, 2020, as reported in the Issuer’s Current Report on Form 6-K for the month of June 2020, filed on June 11, 2020. Beneficial ownership information is presented as of December 31, 2020.

Item 1.

(a)                                       Name of Issuer:

Phoenix Tree Holdings Limited

(b)                                       Address of Issuer’s Principal Executive Offices:

Room 212, Chao Yang Shou Fu

8 Chao Yang Men Nei Street

Dongcheng District, Beijing 100010

People’s Republic of China

Item 2.

(a)                                       Name of Person Filing:

(i)                                           Ant Group Co., Ltd., a company organized under the law of the People’s Republic of China (“Ant Group”);

(ii)                                      Hangzhou Yunqiang Enterprise Management Consulting Co., Ltd., a company organized under the laws of the People’s Republic of China (“Hangzhou Yunqiang”) and a wholly-owned subsidiary of Ant Group; and

(iii)                                 Antfin (Hong Kong) Holding Limited, a company organized under the law of the Hong Kong Special Administrative Region (“Antfin Hong Kong”) and a wholly-owned subsidiary of Hangzhou Yunqiang.

(b)                                       Address of Principal Business Office or, if None, Residence:

(i)                                           The address of the principal business office of Ant Group is Z Space, No. 556 Xixi Road, Hangzhou, China.

(ii)                                      The address of the principal business office of Hangzhou Yunqiang is Z Space, No. 556 Xixi Road, Hangzhou, China.

(iii)                                 The address of the principal business office of Antfin Hong Kong is 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.

(c)                                        Citizenship:

Each of Ant Group and Hangzhou Yunqiang is organized under the law of the People’s Republic of China. Antfin Hong Kong is organized under the law of Hong Kong Special Administrative Region.

(d)                                       Title and Class of Securities:

Class A ordinary shares, par value US$0.00002 per share

(e)                                        CUSIP No.:

719156101

Item 3.                                      If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.        Ownership

Reporting Person(1)	Amount beneficially owned	Percent of class		Sole power to vote or direct to vote		Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of(1)	Shared power to dispose or to direct the disposition of
Ant Group	158,000,658	10.0	%(2)	158,000,658	(2)	0	158,000,658	0
Hangzhou Yunqiang	135,778,438	8.6	%(3)	135,778,438	(3)	0	135,778,438	0
Antfin Hong Kong	135,778,438	8.6	%(3)	135,778,438	(3)	0	135,778,438	0

(1)                                       As of December 31, 2020, (i) Antfin Hong Kong directly owned 135,778,438, or 8.6%, of the Issuer’s Class A ordinary shares, and (ii) Alipay (Hong Kong) Holding Limited (“Alipay HK”) directly owned 22,222,220, or 1.4%, of the Issuer’s Class A ordinary shares in the form of 2,222,222 ADSs. Antfin Hong Kong is a wholly-owned subsidiary of Hangzhou Yunqiang, and Hangzhou Yunqiang is a wholly-owned subsidiary of Ant Group. Alipay HK is an indirect wholly-owned subsidiary of Ant Group. Accordingly, Ant Group may thereby be deemed to beneficially own the 135,778,438 Class A ordinary shares directly owned by Antfin Hong Kong and beneficially owned by Hangzhou Yunqiang, as well as the 22,222,220 Class A ordinary shares in the form of 2,222,222 ADSs directly owned by Alipay HK.

(2)                                       Represent 10.0% of Class A ordinary shares (or 8.6% of total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares). Calculated based on a total of 1,828,846,182 ordinary shares, comprising 1,582,846,182 Class A ordinary shares and 246,000,000 Class B ordinary shares, of the Issuer issued and outstanding (i) as reported in the Issuer’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed on April 29, 2020, and (ii) as of June 10, 2020, as reported in the Issuer’s Current Report on Form 6-K for the month of June 2020, filed on June 11, 2020. Beneficial ownership information is presented as of December 31, 2020.

(3)                                       Represent 8.6% of Class A ordinary shares (or 7.4% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares). Calculated based on a total of 1,828,846,182 ordinary shares, comprising 1,582,846,182 Class A ordinary shares and 246,000,000 Class B ordinary shares, of the Issuer issued and outstanding (i) as reported in the Issuer’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed on April 29, 2020, and (ii) as of June 10, 2020, as reported in the Issuer’s Current Report on Form 6-K for the month of June 2020, filed on June 11, 2020. Beneficial ownership information is presented as of December 31, 2020.

Item 5.                                      Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.                                      Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.                                      Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.                                      Identification and classification of members of the group.

Not applicable.

Item 9.                                      Notice of Dissolution of Group.

Not applicable.

Item 10.                             Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2021

Ant Group Co., Ltd.

	By:	/s/ Xiandong Jing
	Name:	Xiandong Jing
	Title:	Legal Representative

Hangzhou Yunqiang Enterprise Management Consulting Co., Ltd.

	By:	/s/ Ji Gang
	Name:	Ji Gang
	Title:	Executive Director

Antfin (Hong Kong) Holding Limited

	By:	/s/ Leiming Chen
	Name:	Leiming Chen
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Filing Agreement